Filed by Austerlitz Acquisition Corporation I

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Austerlitz Acquisition Corporation I

Commission File No.: 001-40110

The following is a transcript of the investor call held by Austerlitz Acquisition Corporation I and Wynn Interactive on May 10, 2021 in connection with their business combination transaction:

Matt Maddox:	Hello, this is Matt Maddox, CEO of Wynn Resorts. Thank you for joining us today. Before we get into our investor presentation, I just want to let everyone know how excited we are to announce the merger of Wynn Interactive with Austerlitz Acquisition Corp. Knowing the tremendous growth opportunity that’s ahead and after thoughtfully considering all of the avenues to fund the growth and development of Wynn Interactive, I wanted to express how easy it was for us to make the decision to create a pure-play, publicly listed company in partnership with Bill Foley. The chance to partner with someone of Bill Foley’s caliber to help us execute on our strategic vision for Wynn Interactive is a tremendous and rare opportunity that we could not be more excited about. We are going to be a major player in the online sports betting and iGaming market, and I look forward to seeing how large this company will become.

So, as we get into the presentation, there are going to be three others with me. Craig Billings, who is the President of Wynn Interactive. Craig has been with me at Wynn Resorts for over four years. I originally brought him into Wynn Resorts as a digital expert. He served as President of Wynn Resorts and as Chief Financial Officer of Wynn Resorts. He is extremely talented and is one of the sharpest minds in the interactive industry. He started and ran Aristocrat’s digital business, growing it to over $3 billion. You will also hear from Sadok Kohen. Sadok is the Chief Product Officer for Wynn Interactive and is also the co-founder of BetBull, the company that we partnered with initially in 2018 and acquired with the formation of Wynn Interactive in October of 2020. Sadok is known as being one of the leading innovators in online gaming in Europe and as the Head of Product Innovation for Bwin. The things that he’s been able to accomplish in the interactive space are truly extraordinary. The human capital that we’ve assembled on our side is what makes me very confident that we have the winning formula. And of course, you’re going to hear from Bill Foley, the founder of Austerlitz Acquisition Corp. and our new partner.

This slide gives a glimpse of why we’re so excited to partner with Austerlitz Acquisition Corp. Bill has created over a hundred billion dollars of shareholder value over his career, a hundred billion. And when you look at his portfolio now, owner of a professional sports team, the Vegas Golden Knights and his multitude of successful investments in the hospitality and technology industries as well as a highly successful, recently announced de-SPAC of Paysafe, a payments company that is now entering into the digital gaming space, it is clear he has extensive relevant industry expertise to contribute to the growth and development of Wynn Interactive. With his expertise and financial acumen, combined with our company’s experienced and talented management team, we are very, very excited for the future. With that, I’d like to turn it over to Bill to introduce the transaction.

Bill Foley:	Well, thank you, Matt. We’re thrilled to be partnering with Matt and the entire Wynn team. We’re so excited about this partnership because Wynn Interactive is consistent with a lot of the characteristics of our previous investments, Paysafe included. We have a large market with attractive secular tailwinds in front of us. We believe our overall background and track record are the perfect fit to help build and grow the Wynn Interactive’s story. Through my involvement with the NHL and our investment in Paysafe, a leading payments company that’s also involved in the online gaming vertical, we’ve developed a deep understanding of the online sports betting and gaming markets and are excited by the long runway for continued growth in the space. Wynn Interactive, with its globally recognized brand its differentiated product and his talented management team are perfectly positioned to capitalize on this opportunity.

I’m also excited to be partnering with a company that’s such an important part of the broader Las Vegas community. Through my ownership of the Vegas Golden Knights, I’ve developed strong ties to Las Vegas, and I’m thrilled to partner with such an iconic Vegas brand with a distinguished executive team led by Matt. My confidence in this investment is very clear and it’s underscored by our agreement to fully backstop the entire transaction to ensure a smooth closing process.

Turning to the transaction overview on this slide. Briefly, Wynn Interactive has agreed to merge with Austerlitz Acquisition Corp I at a pro forma enterprise value of $3.2 billion. As you may know, Austerlitz is a publicly traded SPAC with $690 million of cash in trust. The transaction represents what we believe to be an attractive multiple of approximately 4.5X of 2023E estimated revenue, a discount to its peers, which we will talk more about later on. The existing shareholders, including Wynn Resorts will be rolling 100% of their equity and Wynn Resorts will remain the majority owner with a 58% pro forma economic interest in the company. Importantly, Cannae Holdings, Inc. has agreed to fully backstop the share redemptions, if any, ensuring the availability of cash proceeds at closing. With that I’ll turn it back over to Matt.

Matt Maddox:	Thank you, Bill. Clearly, Bill’s track record is unparalleled. But at Wynn, we’ve also been able to deliver real shareholder value. Since we’ve gone public back in 2002, and I’ve been here the entire time, we’ve outpaced the S&P 500 by more than 4x since 2002. And we’ve done that by focusing on our business, we focus, and we sweat the details. We are a luxury integrated resort company that provides superior customer service. Day in and day out we anticipate what the customer wants and where the market is going. And those values are the values that we will be applying and are applying on the interactive space.

Just to remind everybody Wynn Resorts currently consists of market-leading luxury properties around the world. Whether it’s in Las Vegas, our 4,700-room campus, it’s over 10 million square feet. Wynn and Encore Las Vegas. We have more Forbes five stars at Wynn and Encore Las Vegas than any other property in North America. We also lead on the fun and excitement and entertainment side, and that translates into the highest grossing integrated resort in all of North America. We do that by catering to everybody, but in particular, we have a strong high-end clientele that are Wynn enthusiasts from the day they step onto the property and for years and years and years to come.

Moving to Boston, we opened Encore Boston Harbor, a $2.6 billion resort, in 2019, right in the heart of the Boston metroplex. And it’s the only one, the only luxury resort casino, in fact the only casino in the Greater Boston Area, which is a real advantage as legalization of online sports betting continues to rollout for Wynn Interactive in Massachusetts. That property is hitting on all cylinders now, and we are very excited about the future of Encore Boston Harbor.

And in Macau, we have two properties that have 2,700 rooms and are the industry leading properties when it comes to luxury, service and financial performance. So, our company is very strong. We have $4 billion on our balance sheet and we continue to lead in the luxury integrated resort segment.

And the values that I talked about, investing in premium product, high-quality product, it attracts the high-quality customer and you give that personalized experience that’s unforgettable. That’s what creates long-term relationships. That’s what creates in the online space, LTV. In taking those values and applying it to Wynn Interactive, we know that we’re going to be successful. We scoured the earth back in 2018 and 2017, looking for a company that met those values that thought about product and thought about service first, knowing that this industry is in the very early stages and that it is going to evolve, and it is going to adapt. And we found that company in BetBull, that we ended up acquiring. And so, as we think about how we’re going to translate those values online, we’re already seeing some of those things work.

As an example, if you’re a WynnBET customer and you’re in New Jersey, we can offer to pick you up on our G650, fly you to Las Vegas, put you in a villa, go to our Super Bowl party and then go see Drake in the night club later that night. Those are rewards. Those are the types of experiences that our customers are going to be able to receive and we’re already seeing those benefits today just as we roll those out. So, we are very excited with the ability to take what we have in Massachusetts and what we have in Las Vegas and integrate that completely into our Wynn Interactive portfolio. With that, I’m going to turn it over to Craig to get into Wynn Interactive.

Craig:	Thanks, Matt. Wynn Interactive Limited is Wynn’s digital gaming business. It was founded with the acquisition of BetBull to address what will ultimately be a $45 billion total addressable market. Wynn Interactive Limited’s focus is on leveraging our unique product positioning, marquee brand, and robust loyalty database to create a business that can deliver over $700 million of revenue by 2023.

Here, we’d like to highlight the three businesses that comprise Wynn Interactive. WynnBET, our flagship product, is our US sports betting and iGaming application. It’s live in six states, and we have market access in 15. We anticipate that WynnBET will deliver over $600 million of revenue in 2023.

BetBull is our UK product. A product that is scaled into a very competitive market on the back of unique features and unique market position. We anticipate BetBull will deliver $85 million in revenue in 2023. Wynn Slots, our free-to-play social casino application, provides a very unique cross-sell opportunity for us at incredibly attractive CPAs.

When we at Wynn decided to enter the segment, as Matt said, we scoured the Earth for a partner who is as product obsessed as we are. And we found that partner in BetBull. With a common goal of product excellence, we brought together BetBull’s experience and ours to create WynnBET.

Leveraging BetBull’s unique product features will allow us to generate meaningful retention and lifetime value premiums in the competitive US online sports betting and iGaming market. I’m now going to turn it over to Sadok to tell you more about the features on this slide.

Sadok:	Thank you, Craig. As Matt noted, core to Wynn’s company DNA is a relentless focus on product and user experience. Our interactive strategy is no different. When we started BetBull, we saw an opportunity to differentiate into a competitive, mature UK markets by transforming mobile betting and gaming, which was a sole activity targeted at “sharps,” into an interactive social experience with broader appeal.

When you open the BetBull app, it looks and feels completely different than the competitive set. Our product encourages parlay bets, and there is a community leaderboard that drives social interactions, allowing users to follow bets from others. This drives increased user engagement and timing. There are also unique gamification features such as the spin the wheel bonus that allow users earn social currency to boost odds in their bets. WynnBET is adapting these features for the US market, which we expect will similarly enhance our existing products. We will share a short video so that you can better experience our unique product.

[Demo video plays]

Thank you Sadok. Slide 18 outlines the key investment highlights for Wynn Interactive. We will take you through these in detail on the following slides. But in short, we believe we are poised for strong long-term growth in our interactive business. We expect this growth to be driven by combination of a $45 billion total addressable market, our unique product-led strategy and user experience, the powerful Wynn brand and our large and established Wynn Rewards affinity program and database, and our market-leading resorts in Las Vegas and Boston to delight our players with a powerful Omni-channel experience. The foundational elements of market access are in place, we are ready to leapfrog with a potential game changing online and retail sports betting opportunity in Boston, product enhancements rolling out every week, and major branding push heading into NFL 2021.

Craig:	Wynn Interactive is set to capitalize on the large total addressable market for online sports betting and iGaming. While analysts may vary on the specifics, pretty much everyone agrees that a combination of organic growth in existing markets plus new market openings will drive approximately 30% compound annual growth in interactive gross gaming revenue from $3 billion in 2020 to approximately $45 billion in 2030. Analysts use several different methodologies to arrive at their forecasts. But in general, it involves benchmarking online spend as a percentage of GDP or online spend per capita in more mature markets, such as the UK or New Jersey, and applying it to the US states expected to legalize.

While the estimated 30% annual growth in total addressable market is impressive, analysts have actually been consistently underestimating the market’s potential. This has been most clearly evident in Michigan. The state opened to online sports betting and iGaming in late January 2021 and gross gaming revenue in the state is already run rating approximately 83% above the analyst-estimated total addressable market. Aside from the sheer size of the market, we believe there have been several key learnings from the early days of Michigan. First, our product has resonated with the Michigan consumer, delivering a 4% market share in March, including a 5% market share in iGaming. Our success has primarily been driven by the strength of our brand as we have yet to launch our broad-based marketing push or really leverage our database. Also, launching on day one helped put us on even footing with the competition. Second, premium land-based players have outperformed the digital pure-plays, highlighting the importance of having a physical presence, particularly in Las Vegas.

Finally, in a time of huge state budget deficits, the tax revenue generated by interactive gaming takes on added importance. We suspect other states are watching closely and will increasingly turn to interactive gaming as a path to help close these increasing deficits. I will now turn it back to Sadok to discuss the products in more detail.

Sadok:	Thank you, Craig. When Wynn approached us to discuss a potential acquisition of BetBull in 2018, we quickly realized the two companies share the common product and customer-centric approach that was a natural fit. BetBull’s technology drives parlay bets through unique gamification and social features, along with an intuitive user interface. This is a product that appeals to novices and “sharps” alike. WynnBET is adopting the best of these features for the US market, which along with integration of Wynn Rewards, will provide a differentiated experience for users.

We were pleased to see our product’s strengths being recognized by the industry, with Eilers & Krejcik naming it the top scoring new app in their March 2021 performance testing.

On slide 22, you can see on the chart that the end result of BetBull’s product strategy is that a great user experience drives superior unit economics. Our users are highly engaged with our product and value the social features, highlighted by parlay bets, which comprise 85% of our bets and 85% of our GGR. This is important because parlay bets have approximately four times higher hold rates than single bets. Despite the higher hold rate, which means we are retaining a higher percentage of their bets, the social and gamification features drive unforgettable experiences and leads to 3x higher user retention, and significantly higher LTVs for users that make a social bet. Back to you, Craig.

Craig:	Thank you, Sadok. In states where it’s legal, we also deliver a premium iCasino experience through WynnBET. iCasino, which we expect to follow sports betting in several states, is 24 hours a day, seven days a week, and the core customer experience is in Wynn’s DNA. Our deep content selection and our VIP team within WynnBET are already delighting casino players in Michigan and New Jersey and we are excited about the potential expansion of iCasino in other states.

Similar to the experience of our primary land-based competitor, we expect the ability to connect our marquee physical assets to WynnBET to drive a sustainable advantage over time. From physical activations and experiences to our upcoming integration of the Wynn Rewards Loyalty Program into WynnBET, Wynn Las Vegas and Encore Boston Harbor will drive both acquisition and retention for our business.

We’re also excited to announce that as part of this transaction, Wynn Interactive Limited will be the exclusive manager of the Wynn Las Vegas Race & Sportsbook, and, if legalized, the Encore Boston Harbor sportsbook. Wynn Las Vegas continues to be the Strip’s leading sports destination. Those of you that know us will recall that we talked a lot about the Wynn fair share premium, which essentially means that we generate significantly more revenue or EBITDA from a gaming position than our peers.

This holds true in sports betting as well. At Wynn Las Vegas, we generated 13% of total Las Vegas strip sports betting handle while only having 3% of the hotel rooms. We punch well above our weight. With the addition of a live Blue Wire Podcast Studio that will produce original sports themed content, we expect our lead here to only increase. The studio is currently under construction and it is expected to be up and running ahead of the NFL 2021 season.

Encore Boston Harbor provides a significant home court advantage in Massachusetts, which, if legalized, is poised to be a large retail and online sports betting market. We are preparing to be day one ready in the event that legislation is passed, and we expect Encore Boston Harbor to be the premier sports destination on the East Coast for sports bettors and sports fans in general. We are excited by the prospect of combining retail sports and online wagering capabilities with Encore Boston Harbor’s market-leading amenities and our Wynn Rewards Loyalty Program, a powerful combination.

On this slide, we quantify what we believe could be a significant opportunity for us in Massachusetts if legalized. Analysts estimate that Massachusetts will be an approximate $850 million sports betting market with strong online and retail participation.

As you know, Boston is a sports crazy town. In fact, Forbes rates Boston as the number one sports market in the U.S. Additionally, Massachusetts adults enjoy spending their discretionary dollars on gaming, spending approximately 4x more per capita on lottery than the national average. As noted on the prior slide, WynnBET along with Encore Boston Harbor, are well positioned to benefit from this potentially large market. A 20% to 30% share of this market implies $170 million to $256 million of gross gaming revenue over time.

As part of our scaling plan, we have a detailed roadmap in the run-up to NFL 2021 that involves continued product enhancements and a broad marketing campaign. On the product side, we have developed a series of product sprints to achieve competitive parity for WynnBET by NFL 2021, with new feature releases occurring every few weeks, including the launch of web apps in other states during 2Q, as a significant portion of trial activity occurs on a web browser.

Lastly, we are in the process of fully integrating our Wynn Rewards Loyalty Program with our WynnBET app in order to provide access to Wynn’s 13 million person high value database. On the marketing side, we continue to build out the customer acquisition funnel. We plan to launch a large-scale marketing campaign with name brand talent in order to strengthen the association between WynnBET and sports. We also continue to advance our partnership strategy with both super affiliates and sponsorships. These include Blue Wire Podcasts, Minute Media, and NASCAR to name a few, and we have other exciting partnerships in the works as well.

You can see on the map that we’ve secured varying degrees of market access in 15 states comprising roughly 51% of the addressable market. We also have line of sight to gain access to nine additional states representing an additional 26% of what analysts estimate to be an eventual $45 billion total addressable market for online sports and casino wagering in North America.

By the end of 2022, it’s estimated that approximately 55% of the U.S. adult population will have access to sports betting. We expect to continue to advance our positioning over the coming quarters.

Digital gaming is a marketing intensive business with the expenditure front-end loaded in the customer life cycle. We have a robust multi-channel marketing strategy in place to engage the entire customer acquisition funnel. To date, our customer acquisition has largely been focused on performance marketing through SEM and social media channels. Despite our deliberately narrow focus, we have delivered encouraging results, particularly in Michigan.

In the lead up to NFL 2021, we will broaden our efforts by leveraging our existing super affiliate and media partnerships, our sponsorships with sports teams and the Wynn database. I will highlight a few key ones.

Blue Wire Podcasts is a publisher and creator of original sports themed content with 140 podcasts and millions of downloads. This arrangement involves the construction of a podcast studio at Wynn Las Vegas and the joint creation of a bespoke WynnBET podcast in late 2021. The partnership also includes exclusivity in the category for promotion across Blue Wire’s existing podcast portfolio. Minute Media is the owner of a large B2B video content network as well as several owned and operated sports theme websites.

WynnBET is Minute Media’s exclusive sports betting partner across their owned portfolio. We also have sponsorship deals in place with the Memphis Grizzlies, the Detroit Pistons, and NASCAR, with additional partnerships in the works to grow our presence in key markets. We are growing our partnerships every quarter and expect to hear more as we move through 2021.

Next slide. We’re also planning a large-scale marketing campaign to coincide with the start of the NFL 2021 season with A-list talent that are household names. The goal of the campaign will be to increase WynnBET’s awareness and strengthen the association between WynnBET and sports. We’re very excited about the campaign. I’m now going to turn it over to Matt, to talk a bit more about the directors and officers of Wynn Interactive.

Matt Maddox:	Thanks, Craig. Human capital is really what is going to drive the value in our business. We have the brand, we have the resources, we have money, but do we have the people? The answer to that is, yes. Craig, who joined our company four years ago before coming here, started and scaled a digital business to over $3 billion in value. Sadok and Norbert are really luminaries in the online gaming space. They essentially founded online gaming and sports betting in Europe. As the co-founders of Bwin and the Chief Product Officer and Head of Innovation for Bwin, and then starting BetBull, what we did and what I’ve done is go out and find the people that have done it, the people that have scaled, and the people that know what the customer expects in the future. We’re not looking to just copy what’s going on now, we want to leapfrog, and I believe we have the management team in place with 300 employees today growing every single day to do just that. So, with that, I’d like to turn it back over to Craig.

Craig:	Thanks, Matt. We’ll now talk through some financial highlights of the business. As we noted earlier, this is a really exciting time for Wynn Interactive as we move from establishing our foundational elements to scaling in the run-up to the NFL 2021 season. After launching in New Jersey just nine months ago, we are now currently live in six states following recent successful launches in Michigan, Virginia, Indiana, and Tennessee. Our busy launch schedule combined with continued growth in our existing markets has consistently driven annualized run rate gross gaming revenue despite limited investment in a number of marketing channels. In fact, we are pleased to reach the $100 million annualized gross gaming revenue milestone in March on the back of strong, sequential growth across our key businesses. We are really excited to partner with Bill Foley and team at this pivotal time for Wynn Interactive. Bill’s proven ability to grow consumer brands, combined with capital that Austerlitz brings to the table will only accelerate the growth of our business over the coming quarters.

We believe our projections are highly achievable. We forecast $96 million of net gaming revenue in 2021, increasing to $708 million in 2023, which reflects a 171% CAGR. Our near-term forecasts are supported by our encouraging early performance to date throughout the business. As we discussed, we were run rating over $100 million of gross gaming revenue as of March. Looking ahead to 2022 and 2023, we expect a combination of organic growth in existing states plus new state launches to drive growth. It’s also important to note that as BetBull has proven in the U.K., our focus on parlays leads to materially higher online sports betting hold over time. This means we need less betting volume to generate the same amount of gross gaming revenue as our peers.

To put some additional context around these numbers, by 2023, we forecast being live in states representing 40% and 15% of the U.S. adult population for online sports betting and iGaming, respectively. Our forecast implies that we achieve 5% to 7% market share of the total analyst estimated TAM in 2023, which we believe to be achievable. Our confidence is supported by our success in Michigan, where as noted earlier, we have already achieved a 4% market share in March. This is ahead of the large-scale marketing campaign and product enhancements we are launching in the run-up to NFL 2021, which we expect will grow our reach and drive market share gains. This transaction only increases our confidence in our growth trajectory by strengthening our balance sheet to quickly scale the business.

Turning to the next slide, we outline the long-term financial potential for the business, which we believe can generate $1+ billion of EBITDA over time. I’ll briefly take you through the key assumptions that get us there. We believe there is a long runway for growth in digital gaming with analysts expecting 30% compound annual growth in the total addressable market reaching $45 billion by 2030. Although we are conservatively assuming 5% to 7% share by 2023, our long-term view is we will be solid double-digit market share player in both online sports betting and iGaming. Our belief is underpinned by our unique product positioning, our leading brand in gaming, and the omni-channel integration with our premier destination resorts in Las Vegas and Boston.

Next, we believe long-term steady state EBITDA margins of 25% to 30% are achievable. Our margin assumptions are supported by several key factors. First, our differentiated product enhances profitability through higher retention and lifetime value. Second, integration with the 13 million person Wynn Rewards database and Wynn’s omni-channel presence in Las Vegas and Boston should drive efficient marketing and CPAs as we scale. Third, as noted by several peers, as early acquired cohorts mature, their contribution margin outpaces acquisition costs, driving material operating leverage.

We’re extremely excited about the future of Wynn Interactive, and believe it’s a unique investment opportunity at an attractive valuation. It’s rare to find markets that have 30 plus percent expected 10-year growth CAGRs, and we see ourselves as a significant player that is well positioned to grow above the market over that time period.

Our revenue growth, market share expectations and in place market access line up favorably compared to what we refer to on the slide as premium branded peers, DraftKings and BetMGM. As a premium branded player with all of the distinctive competitive advantages we’ve spoken about today, we see our entry point valuation of 4.5x 2023E revenue as highly attractive, particularly in the context of the long-term $1 plus billion EBITDA potential of the business we just outlined.

With a 2023 revenue multiple of 4.5x, we will trade at a material discount to the average multiple of our core B2C online gaming peer set, and high growth consumer internet peer groups. This is particularly compelling in the context of our 171% revenue CAGR through 2023, as we continue to expand our presence across the North American online gaming market. In fact, our growth adjusted multiple of 0.03x is the lowest of all the peers in our comp set, further highlighting Wynn Interactive’s attractive valuation.

As discussed at the beginning of the presentation, both Bill and Wynn Resorts have an extensive track record of generating above market equity returns and can say confidently that the long-term potential of this business under our shared leadership is quite rare. We look forward to the exciting opportunity ahead. I’ll now turn it back to Matt to close.

Matt Maddox:	Thanks, Craig. Clearly an exciting time in our business and a very exciting time for Wynn. Partnering with Bill Foley and what we have at Wynn Interactive, I believe is a proven recipe for success. Our differentiated product-led strategy, our brand, our market—leading resorts in Las Vegas and Boston are really assets that other companies cannot replicate. We look forward to this exciting opportunity ahead and executing on our plan for growing Wynn Interactive into a clear leader in the emerging online gaming industry. Thank you for all your time and your interest in our company.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) is expected to be filed by Austerlitz Acquisition Corporation I (NYSE: AUS.U) (“Austerlitz I”) with the U.S. Securities and Exchange Commission (“SEC”) that will include a proxy statement to be distributed to holders of Austerlitz I ordinary shares in connection with Austerlitz I’s solicitation for proxies for the vote by Austerlitz I’s shareholders regarding the proposed business combination with Wynn Interactive Ltd. (“Wynn Interactive” or the “Company”) and other matters as described in the Form S-4, as well as a prospectus of Austerlitz I relating to the offer of the securities to be issued in connection with the completion of the business combination. Austerlitz I and Wynn Interactive urge investors, shareholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Austerlitz I, Wynn Interactive and the proposed business combination. Such persons can also read Austerlitz I’s final prospectus dated February 25, 2021 (SEC File No. 333-252932), for a description of the security holdings of Austerlitz I’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Austerlitz I’s shareholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Austerlitz Acquisition Corporation I, 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330.

Participants in the Solicitation

Austerlitz I and Wynn Interactive and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Austerlitz I’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Austerlitz I’s directors and executive officers in Austerlitz I’s final prospectus dated February 25, 2021 (SEC File No. 333-252932), which was filed with the SEC on March 1, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Austerlitz I’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Austerlitz I’s and Wynn Interactive’s participants in the solicitation, which may, in some cases, be different than those of Austerlitz I’s and Wynn Interactive’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Austerlitz I or Wynn Interactive, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Austerlitz I’s and Wynn Interactive’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Austerlitz I’s and Wynn Interactive’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Austerlitz I’s and Wynn Interactive’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Austerlitz I and/or Wynn Interactive following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Austerlitz I, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Wynn Interactive’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of Austerlitz I’s ordinary shares on the NYSE or NASDAQ following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wynn Interactive to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Austerlitz I or Wynn Interactive may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Austerlitz I’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Austerlitz I or Wynn Interactive, the transactions described herein or other matters and attributable to Austerlitz I or Wynn Interactive or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Austerlitz I and Wynn Interactive expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.